UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ARC Group, Inc.

Full Name of Registrant

Former Name if Applicable

6327-4 Argyle Forest Blvd.

Address of Principal Executive Office (Street and Number)

Jacksonville, FL 32244

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As reported in the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission (“SEC”) on September 5, 2018 (the “Original Form 8-K”), the registrant completed the acquisition of all of the assets associated with the Fat Patty’s restaurant franchise (“Fat Patty’s”) on August 30, 2018 (the “Fat Patty’s Acquisition”). The registrant has not yet completed the audited financial statements and other financial information that were required to be filed with the SEC by November 13, 2018 in connection with the Fat Patty’s Acquisition. The registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018 (the “Form 10-Q”) will be the first quarterly report filing for the registrant since the completion of the Fat Patty’s Acquisition. The registrant requires additional time to complete certain disclosures and analyses to be included in the Form 10-Q in connection with the Fat Patty’s Acquisition. As a result of the above-described matters related to the Fat Patty’s Acquisition, the compilation, dissemination and review of the information required to be presented in the Form 10-Q could not be completed and filed by the registrant without undue hardship and expense to the registrant. The registrant expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard W. Akam	904	741-5500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in “Part III – Narrative” of this Form 12b-25, the registrant completed the Fat Patty’s Acquisition on August 30, 2018. As a result of the Fat Patty’s Acquisition, the registrant anticipates that there will be a significant change in the results of operations from the corresponding period for the last fiscal year because its results of operations for the three-month period ended September 30, 2018 will include one month of Fat Patty’s results of operations, whereas the results of operations from the corresponding period for the last fiscal year will not include any of Fat Patty’s results of operations.  As described above in “Part III – Narrative” of this Form 12b-25, the registrant requires additional time to complete certain disclosures and analyses to be included in the Form 10-Q in connection with the Fat Patty’s Acquisition. As a result, the registrant is unable to provide an accurate quantitative estimate of its results of operations for the three-month period ended September 30, 2018 at this time.

ARC Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2018	By: /s/ Richard W. Akam
Richard W. Akam
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).